UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42300

Baird Medical Investment Holdings Limited

Room 202, 2/F, Baide Building, Building 11, No.15

Rongtong Street, Yuexiu District, Guangzhou,

Peoples Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Baird Medical Investment Holdings Limited, a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

Entry into a Material Definitive Agreement

On September 24, 2026, the Company, entered into a certain Securities Purchase Agreement (the “SPA”) with an institutional investor (the “Purchaser”). Pursuant to the SPA, the Company agreed to issue and sell to the Purchaser a senior 8% original issue discount convertible promissory note in the principal amount of US$4,347,826, which is convertible into our ordinary shares (the “Note”). The Notes carry an 8% original issue discount, and have a term of 12 months from the issuance date. No interest accrues during the term of the Notes unless an event of default occurs, in which case interest will accrue at a rate of 15% per annum or, if less, the highest amount permitted by law. Such interest shall compound monthly based upon a 360-day year, and shall be due and payable on the first trading day of each month during the continuance of such event of default (a “Default Interest Payment Date”). In the event that such event of default is subsequently cured and no other event of default then exists, the interest shall cease to accrue hereunder as of the day immediately following the date of such cure. Our obligations under these Notes rank senior to all other existing indebtedness and equity of our Company.

Pursuant to the SPA, the Note is also subject to an additional 2% original issue discount of the subscription amount, or $86,956 (the “Additional Discount”). Accordingly the Company issued an aggregate of 110,070 ordinary shares, par value $0.0001 per share, which equals to the result of Additional Discount divided by $0.79 per share, the closing price of the ordinary shares as reported on the trading day immediately preceding the closing date (as applicable, the “Discount Shares”).

In addition, the Purchaser shall have the obligation to lend the Company an additional $3,680,000, exercisable within 180 days of the closing date; provided that (i) the closing price on the trading day immediately preceding the second closing date is more than $1.00, (ii) the sale of the conversion shares issuable upon conversion of the Note may be made under the Registration Statement on Form F-3 filed by the Company with the SEC and declared effective by the SEC, (iii) less than $300,000 of principal amount of the Note is outstanding, and (iv) the conditions set forth in Section 2.3 of the SPA shall have been satisfied. Within 360 days of the first closing date, the Purchaser may lend the Company an additional $6 million in two closings, subject to mutual consent of the parties.

Conversion of the Note

The Purchaser can convert its Note into ordinary shares by providing a conversion notice. The number of shares issuable upon a conversion is calculated by dividing (i) the portion of the principal and any accrued interest the holder chooses to convert by (ii) the conversion price on the date of the conversion notice. The conversion price is the lower of (i) the Fixed Conversion Price, set at $0.9842, which is 120% of the average of the three daily VWAPs as of the trading day immediately before the closing date of the Purchase Agreement, and (ii) the alternative conversion price, set at 92% of the lowest daily VWAP over the seven trading days immediately before the date of the applicable conversion notice (or 85% upon an event of default). Any fractional amounts resulting from these calculations will be rounded down to the nearest cent, and the conversion price cannot fall below the floor price, which is set at 20% of the Nasdaq minimum price as defined under Nasdaq Listing Rules. If the conversion price is lower than the floor price at the time a conversion notice is received, shares will be issued based on the floor price, and the Company shall either (i) reduce the floor price to allow such conversion to be made at the Conversion Price then in effect, or (ii) issue a number of shares equal to the conversion amount divided by such floor price and either (A) pay the economic difference between the applicable conversion price (without regard to the Floor Price) and such floor price in cash or (B) add such economic difference to the principal of the Note. The difference is determined as (i) the number of shares that would have been delivered using the conversion price, minus (ii) the number of shares delivered using the floor price, multiplied by (iii) the daily VWAP of our shares on the date of the conversion notice.

The Purchaser does not have the right to convert any portion of the Note if, upon conversion, the Purchaser and any other attribution parties would collectively beneficially own more than 9.99% (the “Maximum Percentage”) of our outstanding ordinary shares immediately after giving effect to such conversion.

Subsidiary Guarantee

In connection with the issuance of the Note, the Company and each of the Company’s subsidiaries (other than the Excluded Subsidiary, as defined under the Guarantee) have entered into a Subsidiary Guarantee (the “Guarantee”) in favor of the Investor. The Guarantee may also be joined by any subsidiary of the Company formed or acquired after the date thereof for so long as the Guarantee remains in effect. For a detailed description of the Guarantee. Please refer to “Description of Securities We Are Offering - Subsidiary Guarantee” included in the prospectus supplement the Company filed on September 24, 2026.

Pledge Agreement

In connection with the issuance of the Note, the Company, as pledgor, has entered into a Pledge Agreement (the “Pledge Agreement”) with the Investor. Pursuant to the Pledge Agreement, the Company has pledged and granted to the Investor, a first priority perfected security interest in all of the equity interests (the “Pledged Interests”) of Baird Med LLC, its wholly owned U.S. operating subsidiary, and any other subsidiaries of the Company formed, registered, incorporated, or acquired after the date thereof that have assets located in, or are otherwise subject to the jurisdiction of, any state or territory of the United States (each, a “Pledge Entity”). Please refer to “Description of Securities We Are Offering – Pledge Agreement” included in the prospectus supplement the Company filed on September 24, 2026.

Security Agreement

In connection with the issuance of the Note, the Company and Baird Medical LLC (collectively, the “Debtors”) have entered into a Security Agreement (the “Security Agreement”) with the Purchaser. The Security Agreement provides that any subsidiary of the Company formed, registered, incorporated, or acquired after the date thereof that has assets located in, or is otherwise subject to the jurisdiction of, any state or territory of the United States will be required to join the Security Agreement as an additional Debtor.

Pursuant to the Security Agreement, each Debtor has granted to the Secured Party, a lien on and security interest in substantially all of such Debtor’s assets located in the United States (the “Collateral”), and all proceeds of the foregoing. The Collateral excludes certain assets where the grant of a security interest would violate or invalidate an existing lease, license, or agreement or trigger a termination right in favor of a third party (the “Excluded Assets”). Please refer to “Description of Securities We Are Offering – Security Agreement” included in the prospectus supplement the Company filed on September 24, 2026.

The foregoing descriptions of the Securities Purchase Agreement, Note, Security Agreement, Pledge Agreement and Guarantee Agreement do not purport to be complete and are qualified in their entirety by the full text of such documents, forms of which are filed as Exhibits 10.1-10.5 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the securities being registered and certain Cayman Islands legal matters
8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands legal matters (included in Exhibit 5.1)
10.1*	Form of Securities Purchase Agreement between the Company and the Purchaser.
10.2*	Form of Senior 8% Original Issue Discount Convertible Promissory Note
10.3*	Form of Security Agreement
10.4*	Form of Pledge Agreement
10.5*	Form of Guarantee Agreement
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

*            Portions of the exhibit, including certain private and confidential information has been omitted pursuant to Item 601(a)(6) and Item 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

INCORPORATION BY REFERENCE

Exhibits 5.1, 8.1, 10.1, 10.2 10.3, 10.4, 10.5 and 23.2 to this report on Form 6-K are hereby incorporated by reference into the registration statement of Baird Medical Investment Holdings Limited on the shelf registration statement on Form F-3 (No. 333-296153) to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 30, 2026

By:	/s/ Haimei Wu
Name:	Haimei Wu
Title:	Chairwoman and Chief Executive Officer